Exhibit 99.1

N E W S   R E L E A S E

Siyata Announces Closing of $4.0 Million Registered Direct Offering

VANCOUVER, BC / ACCESSWIRE / October 13, 2022 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announced the closing of its previously announced $4.0 million registered direct offering. The Company previously entered into a securities purchase agreement with certain institutional investors to purchase approximately $4.0 million of its common shares (or pre-funded warrants in lieu thereof) in a registered direct offering and warrants to purchase common shares in a concurrent private placement. The combined effective purchase price for one common share (or pre-funded warrant in lieu thereof) and one warrant was $0.23.

Under the terms of the securities purchase agreement, Siyata sold 15,810,000 common shares and 1,590,000 pre-funded warrants. In a private placement, which was consummated concurrently with the offering, Siyata issued warrants to purchase up to an aggregate of 17,400,000 common shares. The warrants are immediately exercisable, expire 5 years from the date of issuance and have an exercise price of $0.23 per common share.

The gross proceeds from the offering were approximately $4.0 million.  The net proceeds from this offering will be used for general corporate and working capital purposes.

Maxim Group LLC acted as the sole placement agent for the offering.

The common shares and pre-funded warrants were offered by the Company pursuant to a shelf registration statement on Form F-3, as amended (File No. 333-265998) that was filed with the SEC on July 1, 2022 and declared effective on July 18, 2022. The offering of the common shares and pre-funded warrants was made only by means of a prospectus supplement that forms part of the registration statement. The warrants issued in the concurrent private placement and the shares issuable upon exercise of such warrants were offered in a private placement under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Act”), and Regulation D promulgated thereunder and have not been registered under the Act or applicable state securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A prospectus supplement describing the terms of the offering and a Form 6-K relating to the offering were filed by Siyata with the SEC and are available on the SEC’s website at www.sec.gov. An electronic copy of the prospectus supplement is available by contacting Maxim Group LLC, 300 Park Avenue, New York, NY 10022, Attention: Syndicate Department, or via email at syndicate@maximgrp.com or telephone at (212) 895-3745.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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